UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 7 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

LuxUrban Hotels Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

21985R 105

(CUSIP Number)

Robert Arigo

Chief Executive Officer

2125 Biscayne Blvd. Suite 253

Miami, Florida 33137

(833)-723-7368

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Brian Ferdinand
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,685,516
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,685,516
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,685,516
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 107,934,504 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13D. Represents (a) 2,354,917 shares of common stock owned by THA Holdings LLC (“THA Holdings”), an entity controlled by Brian Ferdinand, formerly the Issuer’s Chairman, director, and Chief Executive Officer, and since April 22, 2024, a consultant to the Issuer, as the manager of THA Holdings, (b) 2,088,247 shares issuable upon exercise of warrants held by THA Holdings (“THA Warrants”), (c) 360,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II Limited Liability Company (“THA Family II”), an entity owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as its manager, and (d) 5,882,352 shares of common stock owned by Mr. Ferdinand. Does not include 15,411,753 shares issuable upon exercise of additional THA Warrants as the THA Warrants contain unwaivable provisions prohibiting the exercise thereof if such exercise would result in the Reporting Person and affiliates beneficially owning in excess of 9.99% of the number of shares of the Company common stock outstanding immediately after giving effect to the issuance of such shares. Notwithstanding his dispositive and voting control over such shares, Mr. Ferdinand disclaims beneficial ownership of such shares except to the extent of such control.

1.	NAMES OF REPORTING PERSONS THA Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,443,164
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,443,164
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,443,164
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 107,934,504 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. This amount represents (a) 2,354,917 shares of the Issuer’s common stock beneficially owned by THA Holdings and (b) 2,088,247 shares issuable upon exercise of THA Warrants. Does not include 15,411,753 shares issuable upon exercise of additional THA Warrants as the THA Warrants contain unwaivable provisions prohibiting the exercise thereof if such exercise would result in the Reporting Person and affiliates beneficially owning in excess of 9.99% of the number of shares of the Company common stock outstanding immediately after giving effect to the issuance of such shares. Brian Ferdinand is the manager of THA Holdings and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares. Notwithstanding his dispositive and voting control over such shares, Mr. Ferdinand disclaims beneficial ownership of such shares except to the extent of such control.

1.	NAMES OF REPORTING PERSONS THA Family II Limited Liability Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 360,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 360,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 107,934,504 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13D. This amount represents 360,000 shares that are issuable upon exercise of warrants owed by THA Family II. Brian Ferdinand is the manager of THA Family II and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares. Notwithstanding his dispositive and voting control over such shares, Mr. Ferdinand disclaims beneficial ownership of such shares except to the extent of such control.

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D is filed on behalf of Brian Ferdinand, an individual, THA Holdings LLC (“THA Holdings”) and THA Family II Limited Liability Company (“THA Family II”), with respect to the common stock, par value $0.00001 per share (“Common Stock”), of LuxUrban Hotels Inc. (the “Issuer”) to amend the Schedule 13D initially filed with the Securities and Exchange Commission (SEC) August 26, 2022 (the “Initial Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC December 21, 2022, Amendment No. 2 filed with the SEC May 19, 2023, Amendment No. 3 filed with the SEC May 28, 2024, Amendment No. 4 filed with the SEC June 11, 2024, Amendment No. 5 filed with the SEC June 17, 2024, and Amendment No. 6 filed with the SEC June 28, 2024 (collectively, the “Prior Amendments”, the Initial Schedule 13D as amended by the Prior Amendments the “Existing 13D”, and the Existing 13D as amended hereby, the “Schedule 13D”).

Item 1. Security and Issuer

Security:	Common stock, par value $0.00001 per share (“Common Stock”)

Issuer:	LuxUrban Hotels Inc. 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137

Item 2. Identity and Background

(a)	The reporting person is Brian Ferdinand, both in his direct, individual capacity, and indirectly via Mr. Ferdinand’s management of THA Holdings and THA Family II, respectively. Mr. Ferdinand is currently a consultant to the Issuer and was previously the a director and Chairman of the board and Chief Executive Officer, respectively, of the issuer. On April 22, 2024, Mr. Ferdinand resigned as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. On June 26, 2024, Mr. Ferdinand resigned from the board of directors of the Company. THA Holdings and THA Family II are holding companies formed for estate planning purposes. THA Holdings is controlled by Mr. Ferdinand as its manager. THA Family II is wholly owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as its manager. Mr. Ferdinand has sole voting and dispositive power over securities owned by THA Holdings and THA Family II. Notwithstanding his dispositive and voting control over such shares, Mr. Ferdinand disclaims beneficial ownership of such shares except to the extent of such control.

(b)	Each of Mr. Ferdinand’s, THA Holdings’s and THA Family II’s business address is 2125 Biscayne Blvd. Suite 253, Miami, Florida 33137.

(c)	As consultant to the Issuer, Mr. Ferdinand’s advises the Issuer on its long-term lease, asset-light business model to acquire and manage a growing portfolio of short-term rental properties in major metropolitan cities, including dislocated and underutilized hotels, under the Issuer’s consumer brand, LuxUrban™. Mr. Ferdinand has also served as manager of THA Holdings since its founding. THA Family II is wholly owned by Mr. Ferdinand’s spouse and by Mr. Ferdinand as their manager. THA Holdings and THA Family II are family investment entities.

(d)	Neither of Mr. Ferdinand, THA Holdings or THA Family II has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither THA Holdings nor THA Family II has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Ferdinand entered into an Offer of Settlement with the Securities and Exchange Commission on April 22, 2020, in connection with allegations that he, as a board member of Liquid Holdings Group Inc., (a) reviewed a Form 10-Q and signed a Form 10-K for the fiscal year 2013 that failed to disclose material facts of Liquid’s reliance on a related party entity (a principal customer of Liquid and a company of which Mr. Ferdinand was an owner) and from which Liquid received material subscription fees, and (b) failed to file required Forms 4 and amendments to Schedule 13D to reflect material changes to his ownership in Liquid’s shares of common stock, causing Liquid to violate Section 13(a), 13(d)(2) and 16(a) of the Exchange Act and related rules thereof. Mr. Ferdinand consented, without admitting or denying any findings, to a cease and desist order from any alleged secondary violations of Section 17(a)(2) of the Securities Act and 13(a) of the Exchange Act, which are non-scienter provisions in which negligence is sufficient to establish liability for causing a primary violation; and Section 13(d)(2) and Section 16(a) of the Exchange Act, which are personal security reporting provisions under which strict liability is sufficient to establish a violation. As a result of the settlement, Mr. Ferdinand was also required to pay a fine of $115,000.

(f)	Brian Ferdinand is a citizen of the United States. THA Holdings is a Delaware limited liability company. THA Family II is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by Mr. Ferdinand and his entities and affiliates to acquire the Common Stock reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

On July 11, 2024, LuxUrban Hotels Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC, as representative of the underwriters, relating to, among other things, the sale to the public (the “Offering”) of (i) 30,000,000 shares (the “Firm Shares”) of the Company’s Common Stock, and (ii) up to 4,500,000 shares of Common Stock which may be issued by the Company upon the exercise of an over-allotment option granted to the underwriters pursuant to the Underwriting Agreement (the “Option Shares”).

On July 15, 2024, the Company completed the Offering and issued the Firm Shares. On July 17, 2024, the underwriters notified the Company of their full exercise of their over-allotment option, to purchase 4,500,000 Option Shares. On July 18, 2024, the Company completed the sale and issuance of the Option Shares. On July 18, 2024, the Company issued a press release announcing the full exercise of the overallotment option and a press release announcing significant insider participation in the Offering. Alexander Capital, L.P. acted as sole bookrunner in the Offering. Mr. Ferdinand purchased 5,882,352 shares of Common Stock in the Offering.

Mr. Ferdinand currently acts as consultant to the Issuer and was previously the Issuer’s former Chairman of the Board and former Chief Executive Officer and, with his beneficial ownership of approximately 31.79% of the outstanding shares of Common Stock, has the power to influence the election of all of the directors of the Issuer and other matters that would require the vote of a majority of the outstanding shares of Common Stock of the Issuer. Mr. Ferdinand may later acquire additional securities of the Issuer. Brian Ferdinand intends to review his ownership of the Issuer on a continuing basis. Any actions Mr. Ferdinand might undertake with respect to the common stock may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to Brian Ferdinand.

Other than as described above, and except in accordance with his role as consultant the Issuer, Mr. Ferdinand does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, he may change his purpose or formulate different plans or proposals with respect thereto at any time.

The above description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement attached as Exhibit 1 hereto.

Item 5. Interest in Securities of the Issuer

(a)

The aggregate number and percentage of Common Stock beneficially owned by Brian Ferdinand (on the basis of a total of 107,934,504 shares of Common Stock outstanding as of July 11, 2024) are as follows:

			Amount	Percentage
a)		Amount beneficially owned:	10,685,516	9.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	10,685,516	9.9%
	ii.	Shared power to vote or to direct the vote:	0	0.0%
	iii.	Sole power to dispose or to direct the disposition of:	10,685,516	9.9%
	iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c)	Represents (a) 2,354,917 shares of common stock owned by THA Holdings, (b) 2,088,247 shares issuable upon exercise of THA Warrants, (c) 360,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II and (d) 5,882,352 shares of common stock owned by Mr. Ferdinand. Does not include 15,411,753 shares issuable upon exercise of additional THA Warrants as the THA Warrants contain unwaivable provisions prohibiting the exercise thereof if such exercise would result in the Reporting Person and affiliates beneficially owning in excess of 9.99% of the number of shares of the Company common stock outstanding immediately after giving effect to the issuance of such shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Amendment to Schedule 13D, which information is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Underwriting Agreement, dated July 11, 2024, between LuxUrban Hotels Inc. and Alexander Capital Partners, L.P. (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 12, 2024).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRIAN FERDINAND (INDIVIDUALLY) THA HOLDINGS LLC
THA FAMILY II LIMITED LIABILITY COMPANY

Dated: July 25, 2024	By:	/s/ Brian Ferdinand
Brian Ferdinand, Individually, and as Manager of THA Holdings LLC, and as Manager of THA Family II Limited Liability Company